Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its interim dividend for the third quarter 2013

On October 31, 2013, TOTAL S.A. (“TOTAL”) announced that its Board of Directors had approved a third quarter 2013 interim dividend of €0.59 per share, unchanged versus the previous quarter, and payable in euros according to the following timetable:

•                  Ex-dividend date: March 24, 2014

•                  Record date: March 26, 2014

•                  Payment date: March 27, 2014

American Depositary Receipts (“ADRs”) will receive the third quarter 2013 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•                  Ex-dividend date: March 19, 2014

•                  Record date: March 21, 2014

•                  Payment date: April 11, 2014

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

Fort Hills development strengthens TOTAL’s position in Canada

On October 31, 2013, TOTAL announced that it had reached a final investment decision to develop the Fort Hills oil sands mining project in Alberta, Canada, located some 90 kilometers north of Fort McMurray.

Production from Fort Hills is expected to start by end-2017 and to gradually reach the plateau of 180,000 barrels per day (b/d). The estimated cost to develop the project over the next 4 years is approximately CAD$13.5 billion (approximately €9.4 billion).

TOTAL holds a 39.2% interest in the project with Suncor Energy (40.8%, operator) and Teck Resources (20%).

TOTAL announces the Mirawa discovery in the Kurdistan region of Iraq

On October 30, 2013, TOTAL announced that the Mirawa-1 discovery well, which is located 60 kilometers from the city of Erbil on the Harir Block, was drilled to a depth of 4,260 meters and encountered substantial oil and natural gas columns, with gross intervals of 300 meters of oil shows in the Jurassic and 800 meters of gas shows in the Triassic.

Mirawa-1 encountered light oil of 39-45° API in two Jurassic carbonate reservoirs that were successfully tested. Three drill-stem tests were conducted, with flow rates between 3,200 and 3,900 b/d. Three other formation tests confirmed the presence of gas and condensate reservoirs in the Triassic. Choked drill-stem tests flowed at approximately 20-30 million cubic feet per day and one of the formations also flowed at 1,700 b/d of condensate.

The Mirawa-1 discovery illustrates TOTAL’s bold strategy of exploring high-risk, high-reward prospects, especially in foothills areas.

TOTAL has a 35% working interest in the Harir Block, with Marathon Oil (45%, operator) and the Kurdistan Regional Government (20%).

Norway: Ekofisk South brought on stream in the North Sea

On October 28, 2013, TOTAL S.A. (“TOTAL”) announced the start-up of oil production from the Ekofisk South project in the Norwegian part of the North Sea on October 25, 2013, approximately two months ahead of schedule. The project will increase oil recovery in the Ekofisk field, located in the PL 018 license where TOTAL holds a 39.9% interest.

The production capacity at the Ekofisk South platform is 70,000 barrels of oil equivalent per day (boe/d). The project includes the drilling of 35 new production wells and eight injection wells.

The plan for development and operation of the Ekofisk South project was approved by the Norwegian Parliament in June 2011, together with the plan for the nearby Eldfisk II project in the same license, where production start-up is scheduled for early 2015.

Ekofisk was discovered in 1969 and is located approximately 300 kilometers off the Norwegian coast.

The PL 018 partners are TOTAL (39.9%), ConocoPhillips (35.11%, operator), Eni (12.39%), Statoil (7.6%) and Petoro (5%).

TOTAL sanctions Vega Pleyade offshore field development in Tierra Del Fuego, Argentina

On October 24, 2013, TOTAL (operator, 37.5%) announced that it has made the final investment decision to develop the offshore Vega Pleyade gas and condensate field.

Vega Pleyade will produce through three horizontal wells. Together with production from the other TOTAL-operated fields in the area, it is expected to allow the optimization of supply to the existing treatment plants and the continuation of the plateau production of 18 million cubic meters per day (130,000 boe/d).

Vega Pleyade is located offshore Tierra del Fuego in the Cuenca Marina Austral 1 (CMA-1) concession that TOTAL has operated since 1978. The field development plan consists of a wellhead platform in 50 meters of water depth that will be tied in to the TOTAL-operated onshore Rio Cullen and Cañadon Alfa treatment plants by a 77 kilometer pipeline.

Separately, TOTAL plans to begin offshore drilling in 2014, both to boost production from the Carina field, which started up in 2005, and to appraise the CMA-1 block.

Brazil: TOTAL awarded 20% interest in the super-giant Libra field in the Santos basin

On October 21, 2013, TOTAL, as part of a consortium comprised of Petrobras, Shell, CNPC and CNOOC, has been awarded a 35-year production sharing contract to develop the super-giant Libra field with a total gross peak oil production that could reach 1.4 million b/d as per the Brazilian regulator, Agência Nacional do Petróleo (ANP).

The Libra field is the largest pre-salt oil discovery to date in the prolific Santos basin, offshore Brazil. The field is located approximately 170 km off the coast of Rio de Janeiro. It covers an area of 1,550 square kilometers in water depths of around 2,000 meters.

TOTAL holds 20% in the consortium, with Petrobras holding 40% as operator, Shell holding 20%, CNPC holding 10% and CNOOC holding 10%. The project will be developed through a joint project team bringing together Petrobras world class knowledge and experience of pre-salt carbonates and TOTAL and Shell’s expertise and skills in deep-water and large project management.

As part of the winning bid, TOTAL will pay 3 billion Brazilian reais (approximately €1 billion) as its 20% share of the signing bonus. In addition to the signing bonus, the consortium will have to conduct a minimum work program consisting of 3D seismic, 2 wells and an extended well test to be completed by no later than the end of 2017.

TOTAL acquires offshore exploration interests in South Africa

On September 30, 2013, TOTAL announced that it had received approval from the South African authorities and completed the acquisition of a 50% interest in Block 11B/12B from CNR International (South Africa) Ltd., a wholly owned subsidiary of Canadian Natural Resources Limited.

The asset is located in the Outeniqua basin, around 175 kilometers off the southern coast of the country, and covers an area of 19,000 square kilometers with water depths ranging from 200 to 1,800 meters.

TOTAL also becomes Operator of Block 11B/12B and plans to drill an exploration well on the block in 2014.

TOTAL sells E&P assets to National Gas Company of Trinidad & Tobago

On September 30, 2013, TOTAL announced the transfer to The National Gas Company of Trinidad &Tobago of all of its E&P assets in Trinidad &Tobago through the sale of Total E&P Trinidad B.V and Elf Exploration Trinidad B.V. for a net amount of $317 million (€235 million).

These entities hold a 30% working interest in Block 2(c) (which includes the producing Angostura field) and 8.5% in Block 3(a). TOTAL’s share of production was around 15,000 boe/d.

Following Cameroon, France and Colombia, Trinidad & Tobago is the fourth country in which TOTAL has divested its Upstream producing assets to focus on other areas where the Group sees higher growth potential.

Jubail platform in Saudi Arabia ships first cargo of refined products

On September 26, 2013, SATORP, a joint venture between Saudi Aramco (62.5%) and TOTAL (37.5%), began shipping refined products from the Jubail complex in Saudi Arabia. Saudi Aramco loaded a first shipment of heavy fuel oil at the Jubail oil terminal on September 23. The next shipment will be a cargo of diesel lifted by TOTAL in late September.

Commissioning of the SATORP refinery and petrochemical complex commenced several weeks ago.

SATORP has been producing commercial-grade fuel oil and diesel since September 13. Crude oil is being processed into naphtha, diesel and heavy fuel oil in the first atmospheric distillation units on line.

The facility’s size and complexity mean that commissioning will be a months-long process, during which units will be started up in stages.

As more conversion units come on stream, the products will undergo more complex processes and the amount of crude oil refined will ramp up.

Construction work on Jubail commenced in early April 2010. All units are scheduled to be up and running by end-2013.

The full-conversion Jubail complex is designed to refine 400,000 b/d (or around 20 million tons per year) of oil to produce high-grade automotive fuel.

The complex also includes integrated petrochemical units to produce benzene, paraxylene and propylene. The feedstock is Arab Heavy crude oil from the nearby Safaniya and Manifa fields.

TOTAL and Etrion to build world’s largest solar merchant project in Chile — TOTAL, Sunpower and Etrion partner to build, own and operate 70 MWp solar power plant in Chile with financing secured from U.S. Overseas Private Investment Corporation

On September 26, 2013, TOTAL and Etrion Corporation (“Etrion”) (TSX: ETX / OMX: ETX) announced the planned construction of Project Salvador, the world’s largest solar power project based on spot market electricity (“merchant”) revenues.

Project Salvador consists of a 70 megawatt-peak (“MWp”) photovoltaic power plant in the Atacama region of Chile. Pursuant to the terms of the related purchase agreement, Etrion, TOTAL and Solventus Energías Renovables (“Solventus”) will own 70%, 20%, and 10% interests, respectively, in the project. The total project cost of approximately US$200 million will be financed 70% through non-recourse project debt from the Overseas Private Investment Corporation (“OPIC”), a development finance institution of the U.S. government. The remaining 30% equity portion will be funded by Etrion, TOTAL and Solventus, based on their respective ownership interests.

Project Salvador will be built by TOTAL’s affiliate, SunPower Corporation (“SunPower”) (NASDAQ: SPWR), a U.S. solar energy leader. Project Salvador will also enter into a long-term fixed price operation and maintenance agreement with SunPower.

The company in which Etrion, TOTAL and Solventus will hold their respective ownership interests holds the licenses, land rights and permits necessary to build, own and operate Project Salvador. Project Salvador is expected to initially operate on a merchant basis where the electricity produced will be sold on the spot market and delivered to the Sistema Interconectado Central (“SIC”) electricity network, with the ability to secure future power purchase agreements (“PPAs”). The solar power plant will be built on 133 hectares leased from the Chilean government through a long-term concession. The facility will connect through the power infrastructure of Corporación Nacional del Cobre de Chile (“Codelco”).

Construction is expected to start during the fourth quarter of 2013, and Project Salvador is expected to be operational by the first quarter of 2015. SunPower will install their SunPower Oasis™ Power Blocks system, a fully integrated solution utilizing SunPower’s high efficiency solar panels and single-axis trackers.

Once operational, Project Salvador is expected to produce approximately 200 gigawatt-hours of solar electricity per year, enough to supply electricity to approximately 60,000 people in Chile.

TOTAL launches the development of Incahuasi in Bolivia

On September 25, 2013, TOTAL announced the final investment decision for a first development phase of the Incahuasi gas and condensate field in Bolivia, following the successful drilling results of the ICS-2 exploration well.

Located on the Ipati Block 250 kilometers southwest of Santa Cruz in the Andean foothills, the development, operated by TOTAL, will involve 3 wells (one on the Aquio block and two on the Ipati block), a gas treatment plant with a capacity of 6.5 Mm3/d and associated export pipelines. First gas is expected in 2016, of which a large portion will be exported.

The ICS-2 well, drilled to a depth of 5,636 meters, is the second successful exploration well on the Ipati Block. The results of two recent tests on this well proved a hydrocarbon column of around 1,100 meters in the Devonian Huamampampa fractured sandstones reservoir.

TOTAL plans several more exploration and appraisal wells on the Ipati and Aquio blocks to prove the substantial additional potential of the Incahuasi field. TOTAL also plans to commence exploration activities on the neighboring Azero block following the recent signature of an agreement with national energy company YPFB and Gazprom.

TOTAL, outlook and objectives

On September 23, 2013, Christophe de Margerie, Chairman and CEO of TOTAL, presented to the financial community TOTAL’s outlook and objectives for the coming years as well as the social and environmental strategy of the Group.

The key messages include:

•             Major project start ups and end of intensive investment phase

To grow the company and create value, TOTAL launched a program of intensive Upstream investments several years ago. The program’s benefits are being realized through the start up of major projects from now to 2017, like Kashagan in Kazakhstan, which began producing September 11. The Group anticipates investments to trend down starting in 2014 as it enters a growth phase for production and free cash flow.

•             Growth of free cash flow

The Group anticipates a strong increase in cash flow from Upstream start-ups and downstream restructuring. This increase in cash flow combined with the decrease in investments to more moderate levels should generate notable growth of free cash flow.

•             2.6 Mboe/d target in 2015 and potential for 3 Mboe/d in 2017

In the Upstream, the Group plans to start up numerous projects in the coming months (Ekofisk South, CLOV, Laggan-Tormore, Ofon 2,…) and confirms its production growth targets. In parallel, the bold exploration program continues with more than 15 high-potential wells planned from now to the end of 2014, notably in the Gulf of Mexico, Iraq, Brazil and Angola.

•             First results from restructuring Refining & Chemicals

In Refining & Chemicals, the ongoing restructuring has begun to bear fruit, and profitability is increasing toward the target of 13% return on average capital employed set for 2015, using the 2010 market parameters. TOTAL is optimizing its European portfolio, recently by launching a project to adapt its Carling plant. The Group is also continuing to develop its major integrated platforms, notably SATORP in Jubail, Saudi Arabia, which has recently started up.

•             Adaptation and expansion of Marketing & Services

In Marketing & Services, the investment program approved by management will allow the Group to adapt its positions in Europe and expand in growing markets, particularly in Africa and the Middle East, where the Group is a leader today. During this investment phase, the profitability of Marketing & Services is expected to be maintained.

•             Corporate social responsibility (“CSR”), creating opportunities for TOTAL

In addition to improving risk management, the integration of CSR at the heart of TOTAL’s operations stands out as a source of value creation for the Group and for its stakeholders. The Group’s commitment to CSR is recognized by, among others, the Dow Jones Sustainability Indices, which selected TOTAL as the only major oil company to be part of the index for 10 consecutive years.

In keeping with the targets for sustainable growth and the strong visibility on the future, Christophe de Margerie confirms his commitment in favor of a policy of competitive returns to shareholders.

TOTAL’s project for the Carling platform’s future

On September 4, 2013, TOTAL announced that it intends to invest €160 million before 2016 to adapt its petrochemical platform in Carling, in the Lorraine region of eastern France, and to restore its competitiveness.

TOTAL plans to develop new activities on the platform in the growing markets for hydrocarbon resins (Cray Valley) and for polymers, while shutting down the acutely loss-making steam cracker in the second half of 2015.

In this way, Carling should become a leading European center in the hydrocarbon resins and polymers market.

TOTAL intends to carry out this industrial redeployment plan without any redundancies. The Group has made a firm commitment to provide each employee concerned with a satisfactory solution tailored to his or her situation. Of the 554 jobs at the Carling site, 344 will be maintained on the platform as from 2016, including 110 created by the new production units.

Under French law, the project is subject to the process of notifying and consulting employee representatives.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2012.